SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated February 13, 2017 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated February 13, 2017, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

	12/31/2016	12/31/2015
In million of Pesos
Net Loss (six-month period)	3.820	(1.292)
Gain / Loss attributable to:
Company’s shareholders	919	(771)
	2.901	(521)

Shareholders’ Equity:

Capital stock	499	495
Treasury shares	3	7
Comprehensive adjustment of capital	64	64
Comprehensive adjustment of capital stock and of treasury shares	65	65
Additional paid-in capital	659	659
Premium for trading of treasury shares	20	16
Cost of treasury shares	(25)	(32)
Changes in non-controlling interest	60	117
Conversion reserve	1.243	807
Reserve for share-based payments	97	83
Statutory reserve	83	83
Reserve for future dividends	-	31
Other subsidairy reserves	(1)	-
Reserve by offer of purchase to non controlling shareholders	-	(121)
Reserve for acquisition of securities issued by the company	25	32
Reserve for defined benefits plans	(13)	-
Retained earnings	(436)	(760)
Shareholders’ Equity attributable to controlling company’s shareholders	2.279	1.485
Non-controlling interest	19.043	6.015
TOTAL SHAREHOLDERS’ EQUITY	21.322	7.500

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804, divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A with 154,463,938 shares, accounting for 30.79% of the issued and subscribed capital stock.

In addition, we report that as of December 31, 2016, after deducting Inversiones Financieras del Sur S.A.’s interest and the treasury shares, the remaining shareholders held 340,653,867 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 67.9% of the issued and subscribed capital stock.

Below are the highlights for the six-month period ended December 31, 2016:

●
Net income for the six-month period of FY17 reached ARS 3,820 million mainly explained by results of Israel Business Center from our subsidiary IRSA due to ADAMA sale and the increase in Clal share price, valued at market value.

●
The current campaign presents with good climate conditions in the region. We expect to plant approximately 194,000 ha and develop 13,326 ha in the region.

●
There were no farmland sales during IIQ17.

●
Our urban properties and investments business observed good operating results. EBITDA of the rental segments increased by 28.6% in the semester compared to the same period of 2016.

●
After the end of the quarter, our subsidiary Brailagro acquired a field of 17,566 hectares of agricultural activity in the state of Maranhao for R$ 100 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 13, 2017